Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 15, 2024, with respect to the consolidated balance sheets of Ventas, Inc. and subsidiaries as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules III and IV, and the effectiveness of internal control over financial reporting as of December 31, 2023, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, IL

February 20, 2024